SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. __)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon Street, Tel-Aviv 67891, Israel
Tel: +972-3-5652244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2015
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,314,118*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361 ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91%*^
14	TYPE OF REPORTING PERSON CO

* See Item 5 –for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4.

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS FIMI ENRG, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,314,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361*^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91%^
14	TYPE OF REPORTING PERSON PN

* See Item 5 –for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4.

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS FIMI ENRG, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,314,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361* ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91%^
14	TYPE OF REPORTING PERSON PN

* See Item 5 – for beneficial ownership information.
^  Includes Shares beneficially owned by the other parties to the SHA described in Item 4.

CUSIP No. 686688-10-2	Schedule 13D

1	NAMES OF REPORTING PERSONS Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,607,361* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,314,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,607,361* ^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.91%^
14	TYPE OF REPORTING PERSON IN

* See Item 5 for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4.

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511.

Item 2.  Identity and Background.

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1)
FIMI IV 2007 Ltd. ("FIMI IV 2007") is a private company limited by shares, organized under the laws of the State of Israel. FIMI IV 2007 is the managing general partner of each of FIMI ENRG 1 and FIMI ENRG 2 (as defined below). Its principal business is the management of FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI ENRG 1 and FIMI ENRG 2.

(2)	FIMI ENRG, L.P. ("FIMI ENRG 1") is a limited partnership incorporated in Delaware. FIMI ENRG 1's principal business is holding the shares of Ormat Industries Ltd. and the Issuer.

(3)
FIMI ENRG, Limited Partnership ("FIMI ENRG 2", and together with FIMI ENRG 1, "FIMI ENRG") is a limited partnership registered in Israel. FIMI ENRG 2's principal business is holding the shares of the Issuer.

(4)	Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of FIMI IV 2007. Mr. Davidi controls the Reporting Persons through companies controlled by him.

The business address for Mr. Davidi and each of the entities listed in (1) through (3) above is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon Street, Tel-Aviv 67891, Israel.

(d)           None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 below, which is incorporated by reference herein.

Item 4.  Purpose of Transaction.

On November 10, 2014, the Issuer entered into a Share Exchange Agreement and Plan of Merger (the “Share Exchange Agreement”) with Ormat Industries Ltd., an Israeli company ("Ormat Industries"), that as of such date owned approximately 59.75% of the outstanding Shares of the Issuer, and Ormat Systems Ltd., an Israeli company wholly-owned by the Issuer ("Ormat Systems"). Pursuant to the Share Exchange Agreement, the Issuer agreed, among other things, to acquire Ormat Industries through a share exchange (the "share exchange") in which the Issuer will issue new Shares to Ormat Industries' shareholders in exchange for all of the outstanding ordinary shares of Ormat Industries at an exchange ratio of 0.2592 Shares for each outstanding ordinary share of Ormat Industries. The closing of the transactions contemplated by the Share Exchange Agreement (the "Closing") occurred on February 12, 2015.

As a result of the share exchange, FIMI ENRG, which prior to the Closing owned 28,218,049 ordinary shares of Ormat Industries, representing approximately 24.22% of the outstanding ordinary shares of Ormat Industries, received 7,314,118Shares, representing approximately 15.06% and of the outstanding Shares.

In connection with the Share Exchange Agreement, on November 10, 2014, each of (1) FIMI ENRG, and (b) other former principal shareholder of Ormat Industries,  Bronicki Investments Ltd. ("Bronicki Investments") entered into a voting agreement (the “Voting and Undertaking Agreements”) with the Issuer. Under the Voting and Undertaking Agreements, FIMI ENRG and Bronicki Investments agreed, among other things, to vote in favor of the Share Exchange Agreement and the transactions contemplated thereby. FIMI ENRG and Bronicki Investments also agreed to comply in all respects with the provisions of the Israeli Tax Ruling (as defined therein) applicable to them, which provide, among other things, that prior to December 31, 2016 each of Bronicki Investments and FIMI ENRG may not sell the Shares it received in the share exchange except in certain limited circumstances.

As contemplated in the Voting and Undertaking Agreement, before the Closing, FIMI ENRG deposited all the ordinary shares of Ormat Industries held by it with an Israeli escrow agent (the "Escrow Agent") on the terms set forth in the Escrow Agreement, dated February 10, 2015 (the "Escrow Agreement"), by and among the Issuer, the Escrow Agent, FIMI ENRG and Bronicki Investments. According to the Escrow Agreement, the Escrow Agent's primary role is to ensure the compliance by FIMI ENRG and Bronicki Investments with the provisions of the Israeli Tax Ruling applicable to them. As a result of the Closing, and as contemplated by the Escrow Agreement, the Shares acquired by FIMI ENRG were deposited by the Issuer with the Escrow Agent.

In connection with the Share Exchange Agreement, on November 10, 2014, the Issuer also entered into Voting Neutralization Agreements with each of FIMI ENRG (the “FIMI Voting Neutralization Agreement”) and a Voting Neutralization Agreement with Bronicki Investments (the "Bronicki Voting Neutralization Agreement" and, together with the FIMI Voting Neutralization Agreement, the “Voting Neutralization Agreements”).  Under the Voting Neutralization Agreements, FIMI ENRG and Bronicki Investments (the “Restricted Shareholders”) agreed, among other things, to certain restrictions on their Shares. Among other things, the Voting Neutralization Agreements:

●
Require the Restricted Shareholders to vote all voting securities owned by FIMI ENRG and Bronicki Investments and their respective affiliates in excess of 16% and 9%, respectively, of the combined voting power of the Issuer’s shares in proportion to votes cast by the other holders of the Issuer’s voting securities at any time any action is to be taken by the Issuer’s stockholders.

●
Prohibit the acquisition of Issuer voting securities by FIMI ENRG and Bronicki Investments and their respective affiliates if after giving effect to any such acquisition FIMI ENRG and Bronicki Investments and their respective affiliates would beneficially own voting securities representing in the aggregate more than 20% and 12%, respectively, of the combined voting power of the Issuer’s shares.

●	Prohibit, prior to January 1, 2017, the sale of more than 10% of all Issuer voting securities owned in the aggregate by the Restricted Shareholders.

●
Allow, following January 1, 2017, the sale of Issuer voting securities owned by the Restricted Shareholders only if the Restricted Shareholders are not acting in concert to sell or, if they are acting in concert, only with 20 days’ prior written notice to the Issuer, subject to certain exceptions for public sales and mergers and acquisitions transactions.

●	Prohibit the Restricted Shareholders from renewing their SHA (defined below) beyond its expiration date, May 22, 2017.

As provided for in the Voting Neutralization Agreements, on February 12, 2015 the Issuer entered into a registration rights agreement with Bronicki Investments and FIMI (the “Registration Rights Agreement”). The Registration Rights Agreement provides, among other things, that the Restricted Shareholder may, subject to certain limitations, require the Issuer to prepare and file with the Securities and Exchange Commission a registration statement to register a public offering of the Shares held by the Restricted Shareholder, and to require the Issuer to include in a registration statement filed by the Issuer, Shares of the Restricted Shareholder as requested by the Restricted Shareholder, in order to permit the sale or disposition of such Shares (a piggyback right) on terms and conditions set forth in the Registration Rights Agreement.

FIMI ENRG is also a party to (i) a shareholder rights agreement, dated March 16, 2012, with Bronicki Investments, which was amended and restated on November 10, 2014 (the "SHA") in connection with the Share Exchange Agreement and (ii) a share purchase agreement, dated March 16, 2012, with Bronicki Investments which was amended on May 22, 2012 and November 10, 2014 (the "SPA"). As a result of the share exchange, Bronicki Investments, which prior to the closing owned 16,563,442 ordinary shares of Ormat Industries, representing approximately 14.21% of the outstanding ordinary shares, acquired 4,293,243 Shares, representing approximately 8.84% of the outstanding Shares. The SHA contains various provisions governing matters such as:

•
voting and transfers of the Shares held by Bronicki Investments and FIMI ENRG following the share exchange (including a right of first offer, “tag-along” right, a “bring-along” right and, by way of an amendment to the SPA, a call option right to FIMI ENRG);

•	the composition of the board of directors of Issuer and its active subsidiaries and the committees of the board of directors of Issuer as further detailed below;

•
agreements concerning various corporate policies and governance matters relating to Issuer and its subsidiaries, to the extent subject to a vote of Issuer stockholders (namely, that unless otherwise agreed and as long as the parties hold a certain minimum percentage of the Issuer’s share capital, the parties will vote against liquidation or entrance into any bankruptcy or similar proceeding by the Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought to the parties’ approval), a material change in the field of operations of Issuer (or a material subsidiary thereof, if under applicable law it is required to be brought to the parties’ approval), and/or amendment of the  of Issuer's Articles of Association with respect to the Issuer’s staggered board of directors); and

•	compliance with the Israeli Tax Ruling, including the internal allocation between Bronicki Investments and FIMI ERG of the amount of Shares they are permitted to sell under the Israeli Tax Ruling.

The SHA provides that, subject to certain exceptions, Bronicki Investments and FIMI ENRG will:

•
subject to any applicable law and fiduciary duties, use their reasonable efforts to cause an equal number of designees of Bronicki Investments and FIMI ENRG to be elected or appointed to Issuer's board of directors and to the boards of all of Issuer's active subsidiaries and to the committees of Issuer's board of directors. Specifically, Bronicki Investments and FIMI ENRG agreed that they will each have the right to designate four members to Issuer's board of directors. The number of directors that Bronicki Investments and FIMI ENRG may designate is subject to staged adjustments if either Bronicki Investments or FIMI ENRG or both cease to own specified minimum numbers of Shares, within various ranges specified in the SHA; including minimum shareholdings below which such shareholder loses the right of directors’ designation; and

•
subject to any applicable law and subject to continued holding of certain minimum numbers of Shares, if the current CEO of the Issuer ceases to act as the CEO of the Issuer, use their best efforts to cause the nomination of Bronicki Investments’ designee as Chief Executive Officer or Chairman of Issuer's board or directors (as Bronicki Investments may decide in its sole discretion), and the appointment of FIMI ENRG’s designee as the Chairman of Issuer's board of directors (if Bronicki Investments’ designee serves as Chief Executive Officer) or Issuer's Chief Executive Officer (if Bronicki Investments’ designee serves as Chairman of Issuer's board of directors).

The SHA also provides that, subject to applicable law, it is the view of Bronicki Investments and FIMI ENRG that Issuer should distribute in each calendar year dividends in an amount equal to 20% of its profits available for distribution.

The SHA became effective upon the Closing and will terminate on May 22, 2017, provided that during the period from January 1, 2017 until May 22, 2017 any exercise of Bronicki Investments’ or FIMI ENRG’s rights with respect to the transfer of the Shares by the other party described above will be subject to the respective Voting Neutralization Agreements described above.

On December 14, 2014, FIMI IV 2007 on behalf of FIMI ENRG sent a letter to the Issuer (the "FIMI Letter"). The FIMI Letter provides that in the event that on May 31, 2017 FIMI ENRG still holds Shares and has appointed a member of the board of directors of the Issuer, it will (to the extent permitted by applicable law) cause such director-appointee to advise that the Issuer's board of directors recommend to the shareholders of the Issuer the elimination of the staggered structure of the board (pursuant to which the Issuer's board of directors is classified into three classes of directors serving staggered, three-year terms), and if the board of directors agrees to put such matter to a vote of the shareholders it will vote all of its Shares in favor of the elimination of the staggered structure of the board.

The foregoing description of the Share Exchange Agreement, the Voting and Undertaking Agreement, the Escrow Agreement, the Voting Neutralization Agreements, the SHA, the SPA and the FIMI Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such documents, which are attached as Exhibits 1-8 hereto, respectively.

 The Shares were originally acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a regular basis. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional Shares, or sell all or any portion of the Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons, subject to the limitations imposed by the Israeli Tax Ruling and the other contractual undertakings set forth in the Voting and Undertaking Agreement, the Escrow Agreement, the Voting Neutralization Agreements, the SHA, the SPA and the FIMI Letter (the “Agreements”). As part of their investment review, the Reporting Persons have discussed, and intend to continue doing so in the future, with Issuer management and other shareholders various topics, including but not limited to the Issuer's business and strategic alternatives that may be available to the Issuer. Such factors and discussions may materially affect the Reporting Persons’ investment purpose and, subject to the terms of the Agreements, Israeli Tax Ruling and applicable law, may result in the Reporting Persons’ modifying their ownership of Shares, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

Item 5.  Interest in Securities of the Issuer.

The percentages set forth below are based on 48,551,030 Shares outstanding as of February 12, 2015, based on information provided to the Reporting Persons by the Issuer.

(a), (b)    FIMI ENRG 1 and FIMI ENRG 2 beneficially own, and each of FIMI IV 2007 and Ishay Davidi may be deemed, by virtue of their relationship with FIMI ENRG, to beneficially own and have shared power of disposition and voting, over 7,314,118 Shares, representing approximately 15.06% of the outstanding Shares. As a result of the voting provisions described in Item 4 herein, the Reporting Persons may be deemed to also beneficially own, and have shared voting power over, 11,607,361 Shares, representing approximately 23.91% of the Issuer's outstanding Shares, when including the 4,293,243 Shares beneficially owned by Bronicki Investments on the date of this filing. The Reporting Persons disclaim beneficial ownership of all Shares beneficially owned by Bronicki Investments.

It should also be noted that Messrs. Gillon Beck and Ami Boehm, who serve as members of the Issuer's board of directors, are officers of FIMI IV 2007, the managing general partner of FIMI ENRG. Each of Messrs. Beck and Boehm beneficially owns 22,500 Shares issuable to each of them upon the exercise of options that are exercisable within 60 days of February 12, 2015, which options have exercise prices that range between $18.56 and $26.70 per Share and expire at different periods between August 1, 2019 and November 5, 2020.

(c)           None of the Reporting Persons have effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -
Share Exchange Agreement and Plan of Merger, dated November 10, 2014, by and among the Issuer, Ormat Industries and Ormat Systems (incorporated herein by reference to Exhibit 2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 2 -
Voting and Undertaking Agreement dated as of November 10, 2014 by and among the Issuer and FIMI ENRG (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 3 -	Escrow Agreement, dated as of February 10, 2015 by and among the Issuer, FIMI ENRG, Bronicki Investments and the Escrow Agent.*

Exhibit 4 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and FIMI ENRG (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 5 -
Voting Neutralization Agreement dated as of November 10, 2014 by and among the Issuer and Bronicki Investments (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on November 17, 2014).

Exhibit 6 -	Amended and Restated Shareholders Rights Agreement, dated as of November 10, 2014 by and among Bronicki Investments and FIMI ENRG.*

Exhibit 7 -	Share Purchase Agreement, dated as of March 16, 2012 by and among Bronicki Investments and FIMI ENRG, and an amendment no.1 thereto dated May 22, 2012.*

Exhibit 8 -	English translation of letter provided by FIMI ENRG 2 to the Issuer, dated December 14, 2014. *

Exhibit 9 -	Registration Rights Agreement dated as of February 12, 2015 by and among the Issuer, Bronicki Investments and FIMI ENRG*.

Exhibit 10 -	Joint Filing Agreement, dated as of February 17, 2015.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI ENRG, Limited Partnership. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI ENRG, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Ishay Davidi By: /s/ Ishay Davidi